

SECUR **14047155** ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 28 2014

Washington DC
404

SEC FILE NUMBER
8-~~30041~~
8- 44665

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 AND ENDING DECEMBER 31, 2013

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WEISSER JOHNSON CAPITAL LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1331 LAMAR STREET, SUITE 1140

(No. and Street)

HOUSTON   TEXAS   77010

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK WEISSER   713-425-7052

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, L.L.P.

(Name – if individual, state last, first, middle name)

24 GREENWAY PLAZA, SUITE 1800	HOUSTON	TEXAS	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

3/21/14

OATH OR AFFIRMATION

I, ___FRANK WEISSER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____WEISSER JOHNSON CAPITAL LLC_____ , as

of _____DECEMBER 31_____, 20__13___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

| LINDA J. ROSE |
| Notary Public, State of Texas |
| My Commission Expires |
| October 12, 2015 |

Signature

PRESIDENT/TREASURER
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



To the Members of
Weisser Johnson Capital LLC
Houston, Texas

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Weisser Johnson Capital LLC (a Delaware Limited Liability Company) (the Company) as of December 31, 2013 and 2012, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787   F: (713) 850 1673

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weisser Johnson Capital LLC at December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital, aggregate indebtedness, and ratio of aggregate indebtedness to net capital under rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 21, 2014

WEISSER JOHNSON CAPITAL LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 27,731	$ 78,577
TOTAL ASSETS	$ 27,731	$ 78,577
LIABILITIES		
Accrued expenses	$ 7,000	$ 7,000
Franchise taxes payable	250	250
Total liabilities	7,250	7,250
MEMBERS' EQUITY	20,481	71,327
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 27,731	$ 78,577

The Notes to Financial Statements are
an integral part of these statements.

WEISSER JOHNSON CAPITAL LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUES		
Fee income	$ 92,083	$ -
Interest income	6	53
Other income	6,000	12,000
Total revenues	98,089	12,053
OPERATING EXPENSES		
Accounting fees	7,000	7,000
Insurance	-	1,019
Commission	87,479	-
Registration fee	4,678	3,994
SIPC assessment	25	2,651
State taxes	250	250
Overhead reimbursement - related party	50,000	-
Bank charges	25	-
Total operating expenses	149,457	14,914
NET LOSS	$ (51,368)	$ (2,861)

The Notes to Financial Statements are
an integral part of these statements.

4

WEISSER JOHNSON CAPITAL LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012

BALANCE, December 31, 2011	$	74,188
Net loss		(2,861)
BALANCE, December 31, 2012		71,327
Contributions		16,643
Distributions		(16,121)
Net loss		(51,368)
BALANCE, December 31, 2013	$	20,481

The Notes to Financial Statements are
an integral part of these statements.

5

WEISSER JOHNSON CAPITAL LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (51,368)	$ (2,861)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in accrued liabilities	-	(500)
Net cash used in operating activities	(51,368)	(3,361)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	16,643	-
Distributions	(16,121)	-
Net cash provided by financing activities	522	-
Decrease in cash and cash equivalents	(50,846)	(3,361)
CASH AND CASH EQUIVALENTS, beginning of period	78,577	81,938
CASH AND CASH EQUIVALENTS, end of period	$ 27,731	$ 78,577
SUPPLEMENTAL CASH FLOW INFORMATION		
State taxes paid in cash	$ 250	$ 250

The Notes to Financial Statements are
an integral part of these statements.

NOTE 1. ORGANIZATION AND OPERATIONS

Weisser, Johnson & Co. Capital Corporation was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker dealer. In February 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership, and in December 2009 the Company converted to Weisser Johnson Capital LLC (the Company). The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates in Houston, Texas brokering energy industry investments to a select group of institutional investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Revenues

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Property and Equipment

Property and equipment, consisting of computers and office equipment, are stated at cost less accumulated depreciation. Depreciation expense for all property and equipment is computed on the straight-line basis for financial reporting purposes.

Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations.

No depreciation expense was charged to operations for the years ended December 31, 2013 and 2012 as all assets, with a cost of $12,301, have been fully depreciated.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual members and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures relating to the adoption of the accounting standard. As of December 31, 2013 and 2012, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statements of operations. For the years ended December 31, 2013 and 2012, the Company had no interest and penalties on state income taxes. The Company's tax years 2010 through the present remain subject to examination by major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's aggregate indebtedness to net capital ratio was 0.35 to 1 and its net capital was $20,481, which exceeds the minimum net capital required of $5,000.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2013 and 2012, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(1) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 6. RELATED PARTY TRANSACTIONS

The Company shares an office with Weisser, Johnson & Co., an entity that has common ownership. The Company shares rent and certain administration expenses. When charged, reimbursed expenses are not necessarily indicative of the costs that would have been incurred had the Company been a separate and independent operation. During the years ended December 31, 2013 and 2012, Weisser, Johnson & Co. charged reimbursed overhead expenses to the Company of $50,000 and $0, respectively.

The Company assigns its retainer fees, certain warrants to acquire equity securities, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with client assignments to Weisser, Johnson & Co. under an informal arrangement. During the year ended December 31, 2013, the Company assigned a 0.5% equity interest in a client company received as a retainer. During the year ended December 31, 2012, the Company made no assignments to Weisser, Johnson & Co.

NOTE 6.   RELATED PARTY TRANSACTIONS – CONTINUED

The Company also participates in a profit sharing arrangement along with Weisser, Johnson & Co. in which certain employees and members are entitled to receive a portion of the distributable net profits of Weisser, Johnson & Co. and the Company as defined in the agreement.   During the years ended December 31, 2013 and 2012, the Company recognized $0 for profit sharing reimbursement to Weisser, Johnson & Co.   As of December 31, 2013 and 2012, no amounts were due to the related party.

NOTE 7.   CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents.   Major customers are defined as those comprising more than 10% of the Company's annual revenue.   All revenue for the year ended December 31, 2013 was generated from one major customer.

The Company places its cash with high credit quality institutions.   At times, such cash may be in excess of the FDIC insurance limits.

NOTE 8.   SUPPLEMENTAL REPORT REQUIRED UNDER 17a-5(e)(4)

The Company has net operating revenue of less than $500,000 in the accompanying statement of operations; therefore, the Company did not file the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under Rule 17a-5(e)(4).

NOTE 9.   CAPITAL TRANSACTIONS

In January 2013, the Company admitted a new member and received capital contributions of $16,643 for a 21.9% interest in the Company and simultaneously reduced the interest of a founding member by distributing 33.3% interest for $11,888.   Effective December 31, 2013, the new member received a distribution for his entire interest totaling $4,233.

NOTE 10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 21, 2014, is which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2013.

SUPPLEMENTAL INFORMATION

WEISSER JOHNSON CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: WEISSER JOHNSON CAPITAL LLC   as of DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	(1) $ 20,481	3480
2.	Deduct ownership equity not allowable for Net Capital	( )	3490
3.	Total ownership equity qualified for Net Capital	20,481	3500
4.	Add:		
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	3520
B.	Other (deductions) or allowable credits (List)	-	3525
5.	Total capital and allowable subordinated liabilities	20,481	3530
6.	Deductions and/or charges:		
A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C) - 3540		
B.	Secured demand note deficiency - 3590		
C.	Commodity futures contracts and spot commodities- proprietary capital charges - 3600		
D.	Other deductions and/or charges - 3610	-	3620
7.	Other additions and/or allowable credits (List)	-	3630
8.	Net capital before haircuts on securities positions	20,481	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A.	Contractual securities commitments - 3660		
B.	Subordinated securities borrowings - 3670		
C.	Trading and investment securities:		
	1. Exempted securities - 3735		
	2. Debt securities - 3733		
	3. Options - 3730		
	4. Other securities - 3734		
D.	Undue concentration - 3650		
E.	Other (List) - 3736	-	3740
10.	Net Capital	$ 20,481	3750

WEISSER JOHNSON CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER:	WEISSER JOHNSON CAPITAL LLC	as of DECEMBER 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19) . . . . $ 483 | 3756

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
of subsidiaries computed in accordance with Note (A) . . . . $ 5,000 | 3758

13. Net capital requirement (greater of line 11 or 12) . . . . $ 5,000 | 3760

14. Excess net capital (line 10 less 13) . . . . $ 15,481 | 3770

15. Net capital less greater of 10% of line 19 or 120% of line 12 . . . . $ 14,481 | 3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition . . . . (2) 7,250 | 3790

17. Add:

A. Drafts for immediate credit . . . . $ - | 3800

B. Market value of securities borrowed for which no equivalent
value is paid or credited . . . . $ - | 3810

C. Other unrecorded amounts (List) . . . . $ - | 3820 $ - | 3830

18. Total aggregate indebtedness . . . . $ 7,250 | 3840

19. Percentage of aggregate indebtedness to net capital (line 19 by line 10) . . . . 35.4% | 3850

20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) . . . . 0% | 3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

21. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule
15c3-3 prepared as of the date of the net capital computation including both brokers or dealers
and consolidated subsidiaries' debits . . . . $ N/A | 3870

22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
requirement of subsidiaries computed in accordance with Note (A) . . . . $ N/A | 3880

23. Net capital requirement (greater of line 22 or 23) . . . . $ N/A | 3760

24. Excess net capital (line 10 less 24) . . . . $ N/A | 3910

25. Net capital in excess of:

A. 5% of combined aggregate debit items or 120% of minimum net capital requirement. . . . . $ N/A | 3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by
subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of
company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

**The above computation does not differ from the computation of net capital under Rule 15c3-1 as of
December 31, 2013, filed with the Securities and Exchange Commission by the Company on
Part IIA of Form X-17A-5, on January 6, 2014.**

WEISSER JOHNSON CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2013
(CONTINUED)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: WEISSER JOHNSON CAPITAL LLC	as of DECEMBER 31, 2013

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) . . . . X [4550]

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained . . . . [4560]

C. (k) (2)(ii)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) [4335] [4570]

D. (k) (3)—Exempted by order of the Commission . . . . [4580]

Note: In the opinion of the management of Weisser Johnson Capital LLC, conditions of the Company's exemption, from Rule 15c3-3, were complied with for the year ended December 31, 2013.



INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Weisser Johnson Capital LLC

In planning and performing our audit of the financial statements of Weisser Johnson Capital LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

HOUSTON
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: (713) 850 8787   F: (713) 850 1673

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.

Houston, Texas
February 21, 2014

WEISSER JOHNSON CAPITAL LLC

FINANCIAL REPORT

DECEMBER 31, 2013

WEISSER JOHNSON
CAPITAL LLC

1331 LAMAR STREET
SUITE 1140
HOUSTON, TX 77010

713-659-4600
713-659-6020 FAX

fweisser@weisserjohnson.com

February 26, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

(202) 554-6551

In accordance with Rule 240.17A-5 of the Securities Act of 1934, as amended, enclosed you will find two manually signed copies of our audited Focus Report, Form X-17A-5, for the year ended December 31, 2013 together with our independent accountants' opinion regarding "internal control".

If you have further questions, please call me at 713-425-7052.

Very truly yours,

Frank M. Weisser
President and Treasurer

Enclosures